Exhibit 99.1

TSX: MAI	NEWS RELEASE	NASD-OTCBB: MNEAF

MINERA ANDES ANNOUNCES THIRD QUARTER 2011 SAN JOSÉ MINE PRODUCTION

TORONTO, ONTARIO – October 20, 2011 - Minera Andes Inc. (the "Company" or "Minera Andes") (TSX: MAI and US OTC: MNEAF) is pleased to announce production results from its 49% owned San José mine in Santa Cruz Province, Argentina. Production during the third quarter of 2011 was 1,562,000 ounces of silver and 20,910 ounces of gold, of which 49% is attributable to Minera Andes.  Production cost information will be provided in conjunction with our third quarter 2011 financial results expected to be released mid-November.

Compared to the second quarter of 2011, third quarter 2011 silver production was 17% higher and gold production was 18% higher. The change in silver and gold production was due primarily to a 26% increase in mill throughput in the third quarter. Third quarter production tonnage represents the forecast production level while the second quarter production tonnage was reduced due to a strike at the mine during the second quarter of 2011 which resulted in the loss of 18 days of production. Average head grade variations represent normal quarterly fluctuations due to changes in the areas where production was sourced.

Compared to the third quarter of 2010, third quarter 2011 mill throughput increased 10% as a result of continuing improvements in the mining operation. The variations in the silver and gold average head grades between the third quarter of 2011 and the third quarter of 2010 are due to planned changes in the areas where production was sourced.  Metallurgical recoveries improved slightly in the third quarter of 2011 to 89% for gold and 85% for silver compared to 88% for gold and 84% for silver in the third quarter of 2010.

The difference in the amount of metal sold in the quarter compared to the amount produced was due to timing differences.

SAN JOSÉ MINE PRODUCTION COMPARISON (100% BASIS) *	Q3 2011	Q2 2011	Q3 2010
Ore production (tonnes)	124,204	98,251	112,681
Average head grade silver (g/t)	448	463	423
Average head grade gold (g/t)	5.75	5.98	6.42
Silver produced (koz)	1,562	1,332	1,409
Gold produced (koz)	20.91	17.70	22.03
Silver equivalent produced (koz)	2,816	2,394	2,730
Silver sold (koz)	1,409	1,585	1,220
Gold sold (koz)	18.14	21.69	19.93
 *Minera Andes holds a 49% attributable interest in the San José mine

This news release was submitted by James K. Duff, Chief Operating Officer of Minera Andes Inc.
About Minera Andes: Minera Andes is an exploration company exploring for gold, silver and copper in Argentina with three significant assets: A 49% interest in Minera Santa Cruz SA, owner of the San Jose Mine in close proximity to Goldcorp's Cerro Negro project; 100% ownership of the Los Azules copper deposit with an

Minera Andes Inc.
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inferred mineral resource of 10.3 billion pounds of 0.73% Cu copper and an indicated resource of 2.2 billion pounds of 0.52% Cu copper; and, 100% ownership of a large portfolio of exploration properties in Santa Cruz province, Argentina, including properties bordering the Cerro Negro project in Santa Cruz Province. The Company had $45 million USD in cash as at September 30, 2011 with no debt.  Rob McEwen, Chairman and CEO, owns 30% of the shares of the company. On September 22, 2011, Minera Andes and US Gold Corporation ("US Gold") announced that the two companies have entered into an arrangement agreement, pursuant to which the companies will combine to form McEwen Mining. This transaction is expected to be completed by the end of the year subject to customary approvals, including stock exchange, court approval and approval by shareholders of Minera Andes and US Gold.

About Minera Santa Cruz: Minera Santa Cruz SA is a joint venture owned 51% by Hochschild Mining Argentina, a wholly owned subsidiary of Hochschild Mining plc, and 49% by Minera Andes S.A., a wholly owned subsidiary of the Corporation. The joint venture owns and operates the San José property.

About Hochschild Mining plc: Hochschild Mining plc is a leading precious metals company listed on the London Stock Exchange (HOCM.L / HOC LN) with a primary focus on the exploration, mining, processing and sale of silver and gold. Hochschild has over forty years of experience in the mining of precious metal vein deposits and currently operates four underground vein mines, three located in southern Peru, one in southern Argentina and one open pit mine in northern Mexico. Hochschild also has numerous long-term prospects throughout the Americas.

For further information, please contact: Jenya Meshcheryakova or visit our Web site: www.minandes.com.

Jenya Meshcheryakova Investor Relations 181 Bay Street, Suite 4750 Toronto, Ontario, Canada, M5J 2T3 Toll-Free: 1-866-441-0690 Tel: 647-258-0395 Fax: 647-258-0408 E-mail: info@minandes.com

Reliability of Information: Minera Santa Cruz S.A., the owner of the San José mine, is responsible for and has supplied to the Company all reported results from the San José mine. This press release is based entirely on information provided to Minera Andes by Minera Santa Cruz S.A. (MSC). Minera Andes’ joint venture partner, a subsidiary of Hochschild Mining plc, and its affiliates other than MSC do not accept responsibility for the use of project data or the adequacy or accuracy of this release. As the Company is not the operator of the San José mine, there can be no assurance that production information reported to the Company by MSC is accurate, the Company has not independently verified such information and readers are therefore cautioned regarding the extent to which they should rely upon such information.

Caution Concerning Forward-Looking Statements: This press release contains certain forward-looking statements and information. The forward-looking statements and information express, as at the date of this press release, the Company's plans, estimates, forecasts, projections, expectations or beliefs as to future events and results. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, the completion of a business combination between Minera Andes and US Gold (including the numerous approvals required in connection with such a business combination), risks related to business integration as a result of a successful business combination, factors associated with fluctuations in the market price of precious metals, mining industry risks, risks associated with foreign operations, risks related to litigation, property title, the state of the capital markets, environmental risks and hazards, uncertainty as to calculation of mineral resources and reserves and other risks.

Minera Andes Inc.
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Readers should not place undue reliance on forward-looking statements or information. The Company undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law. See the Company's Annual Information Form, filed on SEDAR (www.sedar.com), and the Company's Form 40F, available on EDGAR (www.sec.gov), for additional information on risks, uncertainties and other factors relating to the forward-looking statements and information. All forward-looking statements and information made in this news release are qualified by this cautionary statement.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.

Minera Andes Inc.
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